Exhibit 11.1

Code of Ethics

Updated: October 2018

Table of Contents:

1. Introduction	2
2. Objective	2
3. Scope	2
4. Relationship amongst GAP employees	3
5. Consumption of alcoholic beverages, drugs and stimulants	4
6. Confidential Information	4
7. Protection of funds, resources and assets	5
8. Client relationships	5
9. Supplier relationships	6
9.1 Commissions and discounts	7
9.2 Reciprocity	7
9.3 Hospitality	7
9.4 Other incorrect actions	7
10. Books and records	8
11. Political activities	8
12. Security, health and the environment	9
13. Knowledge and application of laws and norms	9
14. Preparation of financial information for board members and senior management	10
15. Bribes and corruption	10
16. Receiving and/or giving of gifts	11
17. Donations and sponsorships.	11
18. Collaboration with government officials	12
19. Conflicts of interest	12
20. Whistleblower program	13
21. Responsibilities	14

1.	Introduction:

Since the formation of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP), integrity, honesty, fair treatment and full compliance with all applicable laws have guided our relationships with clients, suppliers, government officials and other persons interested in GAP's business. Throughout this time, GAP employees have met this commitment in their day-to-day responsibilities, and at the same time, GAP's reputation continues to be one of our most important assets.

Our Code of Ethics defines the way we do business the right way, guided by results with responsibility and our commitment to sustainable growth. GAP not only cares about results, it also cares about how they are obtained. This ethical principle applies to all of GAP’s employees and subsidiaries, as well as to all the companies with which GAP does business.

GAP’s policy is to obey and comply with the law. When the law is permissive or lenient, GAP employees will choose to conduct themselves with honesty and integrity.

All GAP employees have the obligation to adhere to the guidelines of this Code, and to report any activity that contravenes these guidelines. When the action of a GAP employee violates the Code of Ethics and as a consequence is involved in a crime, said employee will not receive legal or economic help from GAP.

It is the responsibility of all employees to represent the values that govern GAP at all times. It is important that they know the contents of this Code and live according to their values, bearing in mind the standards according to which they are expected to conduct themselves when facing the different situations that may arise in their respective areas of work.

Honesty is required in all aspects of an employee’s work, including in dealings with customers, suppliers, passengers, partners, external companies, government officials, assets, information, etc.

2.	Objective

The purpose of this Code of Ethics is to establish the criteria for determining, reinforcing and/or evaluating the ethical conduct expected of all persons who work for or have a professional and/or contractual relationship with GAP, based on the following principles:

a) Act legally and honestly.

b) Avoid any behavior that could harm the company or its reputation and/or co-workers.

c) Prioritize the interests of the company over those of any other nature.

3.	Scope

The provisions of this Code of Ethics will be applicable to:

a) All members of the Board of Directors and its committees,

b) All employees of GAP and its subsidiaries,

c) Any individual or legal entity that performs work on behalf of GAP and/or its subsidiaries.

The contents of this Code are separate from and additional to applicable legislation, as well as to what is established in the internal work guidelines, corporate policies, manuals and internal procedures, which at all times must be fully complied with by all personnel.

4.	Relationship amongst GAP employees

The relationships between GAP’s employees must be based on mutual respect and tolerance, with strict adherence to the principles of this Code, the internal policies of GAP and applicable laws, in order to ensure a harmonious environment conducive to productive work and to the achievement of GAP's objectives. All employees must perform their daily tasks in accordance with established goals and objectives and avoid generating situations of discrimination, harassment or abuse whether psychological, physical, sexual, occupational or other in nature, in the workplace.

Based on the principle of mutual respect among all of GAP’s employees, each person must respect, in the context of their job responsibilities, legitimate instructions from their superiors, with a collaborative attitude seeking to facilitate and complement their work. In this respect, they will exhibit responsible, professional and trustworthy behavior.

All superiors shall treat their subordinates with respect and trust, without this diminishing their authority. Superiors should not assert their rank to harass others. In this sense, all superiors within GAP shall exhibit behavior that is responsible, professional and trustworthy toward his/her subordinates.

Employees, with employees reporting to them, must provide their subordinates with the tools and resources necessary to perform the work entrusted to them, evaluate their performance objectively, recognize employees who deserve it in a timely manner and when appropriate according to GAP’s internal policies, unconditionally grant them the benefits to which they are entitled.

GAP employees must treat each other with respect and dignity, avoiding any behavior that can be construed as abuse or sexual harassment. Sexual harassment may include, but is not limited to, the following: preferential treatment or promises of special treatment in exchange for favors, sexual intercourse or sexual activities; display, exhibit or send signals, objects, photographs, magazines, letters, electronic messages or notes that are suggestive, sexual, pornographic, obscene or demeaning; jokes or comments that are racist or demeaning; intentional or unintentional inappropriate touching. It is GAP’s policy to promote a workplace free of abuse or sexual harassment. In case a situation of sexual harassment is verified towards an employee or any person inside or outside of GAP’s facilities, the matter will be considered an immoral act according to Mexican Federal Labor Law.

GAP is committed to observing all the human rights laws of the states where its employees reside.

GAP’s policy is one of inclusion and respect, providing the same job opportunities to all people who are qualified to do the job, regardless of gender, sexual preference, politics or religion.

5.	Consumption of alcoholic beverages, drugs and stimulants

It is essential to go to work free of the influence of substances that could impair one’s ability to perform their job functions safely and effectively. The use, possession, sale, attempted sale, transportation, distribution, or manufacturing of drugs, or any other controlled substance while performing activities within GAP’s facilities or vehicles is prohibited.

Any employee who is under the influence of drugs, alcohol or any other controlled substance will have to be willing to subject himself to the corresponding disciplinary measures.

The foregoing also applies to third party personnel who are inside GAP’s facilities.

6.	Confidential Information

All staff must safeguard confidential or non-confidential information, as well as the secrets of the organization. This includes providing access to documentation, photographs, videos or non-public reports without the express written authorization of senior management.

Confidential information and the secrets of the organization include any information that is not usually in the public domain. This information frequently contains actions proposed by GAP and are the private property of the organization.

GAP will establish and adopt the necessary measures or systems to preserve the confidentiality of confidential information, as well as to restrict access to it. For their part, GAP employees will also take necessary measures within their reach to protect this kind of information, including, at a minimum:

a) Signing the corresponding confidentiality agreement as directed by the human resources department.

b) Securely storing printed documents with confidential information when possible and, in the case of electronic files with confidential information, storing them electronically in electronic equipment, devices or platforms with restricted access as authorized by GAP, which may consist of requiring a private password for access.

c) Avoiding the reproduction and photocopying of confidential information, and if necessary, doing so only in person or with the support of one’s assistant.

The following list of what is considered confidential information, as long as it is not already public information, is illustrative but not exhaustive:

a) Financial data, financial projections, budgets and other accounting information.

b) Important changes in administration and policies that are under evaluation.

c) Compensation policies, evaluation of positions, salary and benefits tabulators, payrolls and incentive systems.

d) Legal proceedings and disputed projects in which GAP or its shareholders are involved.

e) Studies and market projections.

f) Any information contained in documents explicitly marked as "Confidential Information".

g) Files and working documents

h) Plans for new projects or key information regarding GAP

i) Capital investment programs and revenue projects.

Private information of the company may be disclosed only with the CEO’s authorization and after completion of the corresponding information disclosure agreements.

7.	Protection of funds, resources and assets

The assets, facilities, information, email, internet and financial resources of GAP must be used only to fulfill the company’s mission, while adhering to criteria of reasonableness and fiscal discipline.

GAP resources will be used only for the benefit of GAP and cannot be used for the personal benefits of GAP’s employees or representatives.

Amongst GAP’s most important assets is information. GAP's policy is to protect and defend all rights to this information which all employees must respect and protect.

8.	Client relationships

In dealing with GAP’s clients, GAP employees must always act with respect, objectivity, impartiality, independence, equity, excellence and in accordance with the values and interests of GAP.

GAP’s employees, particularly those directly in charge of customer service, must maintain a level of respect, quality, efficiency and courtesy towards customers; equal to what they would expect if they were customers themselves.

GAP’s employees must be impartial, objective and equitable in their relationship with customers. They will refrain from, among other things:

a) Imposing a condition where the granting of GAP services is subject to the client accepting other services that he does not need or does not wish to hire.

b) Procuring reciprocal deals, according to which GAP would accept the products and services that a company offers, as long as said company accepts GAP’s services.

c) Discriminating against or giving preferential treatment to certain clients over others when they are otherwise equal, such as establishing different prices or conditions of sale.

When GAP needs a client to uphold the conditions agreed to in a contract, GAP will proceed according to applicable legal measures but never using illegal means to achieve that purpose.

GAP will not conduct transactions with persons or legal entities that fall within applicable money laundering, anti-terrorism, corruption and other similar regulations. GAP will also not conduct transactions with persons or entities suspected of being involved in illicit activities. Likewise, GAP will not be obliged to accept as a client any persons or legal entities when it is known that said person or legal entity has a negative background of any kind or does not have the required solvency. If it is suspected or determined that a client is involved in any of the illicit activities referred to above, this should be reported to the Audit Committee, so the situation can be investigated and, if necessary, the relationship can be terminated.

In the event that a GAP employee benefits directly or indirectly from a client, even if they have not requested anything in return, the employee must notify the Conduct Committee. The Conduct Committee will evaluate the situation and take the appropriate measures. It is strictly forbidden for GAP employees to have business dealings with clients in order to avoid any exchange of benefits between both parties, directly or indirectly, in cash or in kind. In cases where such a relationship exists, the employee must notify the Conduct Committee, who will evaluate the situation, take the appropriate measures and inform the Audit Committee. In cases where a personal relationship between a GAP employee and a client is proven, whether at arm’s length or not, the relationship will be considered a lapse in probity or honesty according to Mexican Federal Labor Law.

9.	Supplier relationships

The relationships that GAP employees maintain with suppliers must comply at all times with applicable internal policies and be based on technical selection criteria, with suppliers that are duly established, have experience, are solvent, have a good reputation in the market, always attend to GAP’s needs, and act with objectivity, independence and integrity in each and every one of the transactions they conduct. It is strictly prohibited for an employee to obtain or grant any personal benefit when selecting a supplier, either directly or indirectly.

When inviting suppliers to submit quotes, the technical, commercial and other requirements established by GAP must be disclosed in a complete, clear and equitable manner. Any clarification or change to the original specifications must be informed, as soon as it is known, to all the participating suppliers, and if one has already submitted a quote, it should be allowed to elaborate a new quote.

GAP will not accept as a supplier any person or legal entity that falls within applicable money laundering, anti-terrorism, corruption and other similar regulations. GAP will also not accept as a supplier any person or entity suspected of being involved in illicit activities. Likewise, GAP will not be obliged to accept as a supplier any person or legal entity when it is known that said person or legal entity has a negative background of any kind or does not have the required solvency. If it is suspected or determined that a supplier is involved in any of the illicit activities referred to above, this should be reported to the Audit Committee, so the situation can be investigated and, if necessary, the relationship can be terminated.

9.1	Commissions and Discounts

These benefits can take various forms and are not limited to cash payments or credits. When an employee or a family member offers something in exchange for GAP making a purchase of a product or service, the employee must question the ethics and legality of the offer. In general, if an employee can influence a business transaction to obtain personal benefits, that transaction is prohibited, and in many cases illegal.

9.2	Reciprocity

In some cases, GAP may purchase goods and services from a supplier that also purchases goods or uses GAP services. However, any form of pressure for the business to be reciprocated by a supplier is not ethical. Employees should never ask a supplier to use GAP’s services in order to do business. In the event that a GAP employee benefits directly or indirectly from a supplier, even if they have not requested anything, the employee must notify the Conduct Committee, who will evaluate the situation and take the appropriate measures.

9.3	Hospitality

GAP employees can offer or receive hospitality from third parties in the following circumstances:

a) The hospitality is associated with a basic work function.

b) The hospitality is associated with business meetings between a GAP representative and another company.

c) The employee understands that it is not ethical to request any kind of favor from any person or company that does business with GAP.

9.4	Other incorrect actions

The use of GAP’s funds or resources for any illegal or immoral purpose is prohibited. It does not matter if the payment is made by GAP employees directly or indirectly, or by a third party on behalf of GAP.

For GAP, it is important to comply with all applicable laws that prohibit money laundering and require reporting of cash transactions or other suspicious transactions.

It is strictly forbidden for GAP employees to have business or operations with suppliers that provide services, participate in bids or have an interest in working with GAP, whether persons or legal entities, to avoid any exchange of benefits between both parties, directly or indirectly, in cash or in kind. In cases where such a relationship exists, the employee must notify the Conduct Committee, who will evaluate the situation, take the appropriate measures and inform the Audit Committee. In cases where a personal relationship between a GAP employee and a supplier is proven, whether at arm’s length or not, the relationship will be considered a lapse in probity or honesty according to Mexican Federal Labor Law.

10.	Books and records

Applicable laws and regulations require GAP to ensure that its books and records are correct. It is against GAP’s policy, that any person, consciously, alter GAP´s books and records in order to hide the true nature of a commercial transaction.

Appropriate mechanisms must be established in order to allow for free and transparent access to the information generated by GAP, provided that such information is not reserved for legal reasons or due to privacy considerations of a third parties.

The following actions also go against GAP’s Code of Ethics:

a) It appears in the records that the payments were made to one person, when in fact they were made to another person.

b) Spending accounts that do not reflect the detailed expense breakdown.

c) Creating any record that does not accurately reflect the true nature of a transaction.

d) Making false entries for no reason, altering the books and records of GAP or any public record.

e) Alter, in any way, permanent entries in GAP’s files.

Employees will not be able to receive or make any payment on behalf of GAP without first fully understanding the purpose of the transaction. The purpose should be the same as the purpose described in the documents supporting the transaction.

Employees cannot destroy or dispose of GAP records without permission. Laws and regulations set retention periods; particularly when the records involve taxes, personnel, health and safety, environmental issues, contracts and corporate areas.

It is also important to keep all files that may be required in any governmental investigation, audit or legal proceeding. It is illegal to destroy files before a matter is concluded or so that they cannot be used in legal proceedings.

11.	Political Activities

If you attend political activities, your participation should be as a courtesy or diplomatic in nature, and you should take advantage of the forums to represent the company, in order to improve its visibility, strengthen its image, resolve any type of conflicts or problems, neutralize threats and attract opportunities that contribute to the business.

GAP respects the preferences and even political militancy of its employees, within the framework established by law, and it will not influence, interfere or restrict an employee’s participation on his or her own time in political activities, be it at the federal, state or municipal level.

12.	Security, health and the environment

GAP is a socially responsible company and is committed to the community by complying with laws and regulations that guarantee the safety and health of its employees and the environment that surrounds us.

An important goal for GAP is to provide employees and visitors to its offices with a safe and healthy work environment. GAP is also concerned about protecting the environment and minimizing the impact of its operations on the land, air and water.

GAP employees are responsible for performing operating procedures in a manner that safeguards both their own health and that of their colleagues. They are also responsible for maintaining and using pollution control systems.

There are official entities such as federal, state and local offices that ensure that safety, health and environmental protection laws and regulations are complied with. GAP’s policy is to obey these laws and regulations.

Employees must cooperate with governmental inspections.

GAP employees are also expected to report any conditions they see as unsafe or risky.

13.	Knowledge and application of laws and norms

Each GAP employee must know and adhere to the laws and rules applicable to their position, and must perform their work in strict adherence to the laws and regulations while also encouraging colleagues to do the same.

Each GAP director must know, adhere to and enforce the laws and regulations established in the bylaws and comply with the rules contracted and derived from the concession granted by the Mexican Federal Government to each of GAP’s subsidiaries.

Each GAP employee must comply with each and every one of the provisions of our Internal Work Guidelines, and must consequently know its content and scope.  The employee must consider it the source of his or her rights and obligations to the Company.

In the event that a GAP employee violates any of the regulations established in this Code, acting in a dishonest or intentional manner towards GAP and/or his or her co-workers, the employee will receive a verbal or written warning.  The individual’s work relationship with GAP will be terminated if the violation is considered a lack of probity or honesty in accordance with our Mexican Labor Law and our Internal Work Guidelines.

Each employee plays a vital role in ensuring that GAP's activities and operations are conducted ethically, honestly and with integrity whether within the facilities of GAP’s various businesses or on trips made on GAP’s behalf.

14.	Preparation of financial information for board members and senior management

The financial information presented to the board of directors and members of the various board committees, as well as at GAP’s General Assembly of Shareholders, must be prepared and delivered in a timely and reliable manner. The financial information must be prepared and delivered in accordance with the principles, laws and regulations applicable in Mexico as well as with the principles, laws and regulations of the jurisdictions and stock exchanges in which GAP’s securities are listed.

This information will be treated as confidential and shall be classified as part of GAP’s secrets, which includes any information that is not in the public domain. This information should be treated with care in order to avoid its disclosure.

15.	Bribes and corruption

Bribery is the offering, giving or receiving of a financial or non-financial gift intended to make a person in a position of trust or from whom an impartial or good faith determination is expected to behave inappropriately. Corruption is the abuse of power to obtain a private benefit.

Bribery and corruption are illegal throughout the world and can lead to the imposition of sanctions on both individuals and companies.

Bribery and corruption can take a variety of forms not limited to the delivery of cash. We must ensure that we do not deliver, offer or receive something that can reasonably be perceived as a bribe from an external perspective.

GAP has a policy of zero tolerance against bribery and corruption. Not only are bribery and corruption illegal and carry serious sanctions for both individuals and companies, but they also can cause economic, social and reputational damage to a company.

It is strictly forbidden that GAP employees solicit or suggest, to any person, entity or government, the payment in kind or cash of any amount in exchange for a favor, help or support to achieve a goal or benefit, whether or not in favor of GAP or its businesses. If such a situation occurs, the employee must notify the Conduct Committee. The Conduct Committee will evaluate the situation, apply the corresponding sanctions and inform the Audit Committee. If a particular case is proven, it will be considered a lapse in probity or honesty according to Mexican Federal Labor Law, in addition to any legal penalties the employee may face.

16.	Receiving and/or giving of gifts

“Gifts" means any item of value, such as discounts, gift cards, cash, favors, subsidies, loans, goods, services, meals outside the ordinary workplace or of excessive value, trips, accommodation or entertainment received by a third party. A third party is any individual or entity outside GAP with whom an employee may have contact in the performance of their activities. The following should be taken into account when giving or receiving gifts:

a) It should adhere to common practice within the sector in which GAP develops its business;

b) It should not be of substantial value, but rather should be promotional in nature;

c) It should not influence the decision of a public official or of a GAP employee in the development of his or her functions;

d) It cannot be interpreted as a bribe, or imply a conflict of interests;

e) It should not be in violation of any law; and

f) It should not have a negative impact on GAP’s reputation if the giving or receiving of the gift were to be disclosed.

GAP employees may only receive gifts that are considered token gifts, not exceeding Ps. 1,500.00 (one thousand five hundred pesos 00/100 M.N.) in value and with authorization from the area manager. In case a gift exceeds this amount, an employee must obtain the CEO’s authorization. In both cases, the Conduct Committee will be informed.

Gifts that have the purpose of influencing the performance of a third party (client, supplier, public official, etc.) for the benefit of GAP are not permitted.

17.	Donations and sponsorships

Donations are a contribution in cash or in kind to a charitable or community organization without expecting anything in return and must be made to recognized charities to deal with emergency situations.

Sponsorships are the giving of cash, goods or other types of support provided by GAP in favor of a third party, with the sole purpose of promoting the company. Some examples of sponsorships can include sporting, cultural or training events. Sponsorships tend to be an important promotional channel for GAP.

Donations to third parties and/or sponsorships must be made according to the following rules:

a) Be to a company or association, and not to a person;

b) Be free of the possibility or suspicion of being seen as a means to bribe;

c) The reputation of the beneficiary should be investigated;

d) The involved area must request authorization from senior management in writing to make donations or participate in sponsorship activities, indicating in detail the reasons for such transactions;

e) If express authorization from senior management exists;

f) Payments that correspond to donations and sponsorship activities must be recorded in detail in the accounting records of GAP and/or its subsidiaries;

g) The payments mentioned in the previous point must be proven with invoices that meet Mexico’s fiscal requirements; and

h) GAP prohibits giving cash donations to government agencies. In case a donation is made in kind to an agency, the goods delivered must contain a legend with the name of the donor company and the agency receiving the donation must make knowledge of the donation public through some media outlet.

18.	Collaboration with government officials

In the course of ordinary business, GAP employees may arrange meetings with government officials on topics directly related to GAP’s business.  These meetings must be held in an open and transparent manner in order to minimize the occurrence of any incorrect acts or real or perceived corruption. If possible, these meetings should be held in official government offices.

The requirements and observations of the authorities must be satisfactorily addressed in the aim of effective collaboration, provided that their requests are within the powers granted by law.

If a request is submitted by a governmental authority, the GAP employee who received it must inform the corresponding corporate area in order for it to evaluate the origin of the request and, if appropriate, provide a timely response through the corresponding channels.

It is the responsibility of all GAP employees to verify that their roles and responsibilities within the company allow them to interact or establish contact with the government in representation of GAP prior to establishing such contact. GAP will not hire government officials for independent or subordinate services.

19.	Conflicts of Interest

A conflict of interest may arise in those circumstances in which the loyalty of an employee is compromised, preventing them from carrying out their duties for GAP objectively. Any situation in which an employee may benefit financially as a result of their position at GAP (except for their normal salary) is a potential conflict of interest.

Similarly, if an employee performs a function at another company outside of their working hours at GAP, it may be assumed that the employee will not focus on their responsibilities or could use GAP assets for the performance of their second job.

Examples of a possible conflict of interest on the part of GAP employees include:

a) A Human Resources employee participates in the hiring process for a friend or relative;

b) A Payment to Suppliers employee has direct communication with suppliers regarding concerns with the follow-up to their payments;

c) An employee has a family link with GAP clients and/or important suppliers;

d) An Acquisition employee participates in the process of contracting a good and/or service with a supplier in which a family member or other close relationship works;

e) A Commercial employee participates in the process of awarding a contract to a client at which a family member or other close relationship works;

f) Having a relationship (dating, marriage, etc.) with an employee within the same department or area within GAP;

g) Hiring relatives of an employee, regardless of whether both develop their functions within the same department or not; and

h) Being a shareholder or officer of a company that provides services to GAP, or having relatives as shareholders or officers.

GAP employees will abstain from being on the board of directors of companies that compete directly or indirectly with GAP.

In the event that a GAP employee has a possible conflict of interest, they must inform the Conduct Committee, who will evaluate the situation and take the appropriate measures and document how the possible conflict of interest has been mitigated. In the event that fraud, bad faith or abuse of your position within the organization is proven, it will be considered a lapse in probity or honesty according to Mexican Federal Labor Law, in addition to any legal penalties the employee may face.

20.	Whistleblower program

All directors, managers and employees of GAP or its subsidiaries, as well as suppliers and the general public, have a mechanism to independently report any integrity and/or ethics concern to GAP by email, through the whistleblower hotline at 01-800-563 00-47, or on the company website at www.lineadedenuncia.com/gap.

This information with proper instructions for use must be permanently displayed on posters in visible places within the administrative offices of each of GAP’s subsidiaries, as well as in all contracts with customers, suppliers, bids, etc.

Any concern may be communicated to:

a) A higher hierarchical level

b) To the email: comitedeconducta@aeropuertosgap.com.mx

c) To the complaint line 01-800-563-0047

d) On the internet at www.lineadededenuncia.com/gap.

Anyone with an ethical concern can communicate via telephone with the external operator (independent of the company) of the "01-800-563-0047" hotline. Said operator will take note of pertinent information and register the report by filling out a form with the name and information of the complainant (it can be anonymous), guaranteeing its confidentiality. This report will be delivered directly to the Conduct Committee and the Audit Committee for review and follow-up.

21.	Responsibilities

GAP Director: Act with integrity and respect the Code of Ethics; identify actions or instances of behavior not appropriate for GAP.

GAP Employee: Act with integrity and respect the Code of Ethics; identify actions or instances of behavior not appropriate for GAP.

Human Resources: Advise or, where appropriate, investigate specific situations or violations of the Code of Ethics that affect the work environment, team composition or the integrity of an employee within the company.

Conduct Committee: Promote compliance with the guidelines established in the Code of Ethics; ensure the timely, transparent and fair treatment of cases that result as a consequence of violations thereof; and provide a resolution to all complaints received.

Audit Committee: Receive any complaint and/or concern regarding ethical integrity that any GAP employee has and advise the Conduct Committee regarding the follow-up of each complaint.

Failure to comply with the Code of Ethics may result in labor sanctions without prejudice to any administrative or criminal penalties which may also apply.

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